12(g) No. 82-2636

Cross Lake Minerals Ltd.

Interim Report
for the Three Months Ended
March 31, 2002

240 – 800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: (604) 688-5448 / Fax: (604) 688-5443
E-Mail: crosslak@intergate.ca
Web site: *www.crosslakeminerals.com*

MANAGEMENT DISCUSSION & ANALYSIS

The Company incurred a net loss for the quarter of $77,249 ($0.01 per share) compared to $75,474 ($0.01 per share) for the same period last year. Working capital at March 31, 2002 was $231,444, compared to $325,179 at December 31, 2001. The Company invests surplus cash in liquid, high-grade investments with varying maturity dates selected with regard to operational cash requirements and prevailing interest rates.

General and administrative expenses in the quarter decreased to $78,167 from $89,846 for the same period in 2001. General exploration expenditures were $10,913 this quarter from $9,103 in 2001.

Mineral property expenditures of $18,958 (2001 - $48,007) included exploration costs of $23,100 (2001 - $23,164) offset by the return of a bond on the Sheraton-Timmins Property. The acquisition cost of $10,000 (2001 - $28,893) was an option payment on a portion of the Sheraton-Timmins Property.

With limited working capital, the Company is concentrating on limiting expenditures wherever possible while maintaining its properties in good standing. Any substantive exploration programs or property acquisitions will require raising additional funds. *The Company is attempting to do so but the markets are proving difficult.*

EXPLORATION

SHERATON-TIMMINS PROPERTY

The Company's 100% held zinc-copper-silver Sheraton-Timmins Property, located near Timmins, Ontario, is its most advanced project, with approximately $4.639 million spent on it, as of March 31, 2002.

In October 2001, the Company announced that business terms were agreed to, in principle, with Falconbridge Limited ("Falconbridge") whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in the property. Falconbridge would earn a 50% interest in the property by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. An additional 20% interest would be earned by Falconbridge completing a feasibility study, making a $1.0 million cash payment and agreeing to finance 100% of pre-production costs.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge *wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make* $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Company's share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Company which will have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Company, at the Company's option, to fund its share of costs second. That is, the Company will be required to fund its 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Company's share of revenues from production. Management believes that this second-in financing option will be a significant advantage to the Company when the time comes to seek its share of financing.

NIGHT HAWK LAKE JOINT VENTURE PROPERTY

The Night Hawk Lake Joint Venture ("NHLJV") is held by the Company (40% and operator), East West Resource Corporation (40%) and Canadian Golden Dragon Resources Ltd. (20%) (collectively, the "Partners"). The property is adjacent to the Company's Sheraton-Timmins Property. In October 2001, the Partners announced that business terms had been agreed to, in principle, with Falconbridge whereby Falconbridge, subject to all necessary regulatory approvals and signing of a formal option/joint venture agreement, would acquire up to a 70% interest in 347 claim units on the property located approximately 28 kilometres southeast of Falconbridge's concentrator and smelter complex. Falconbridge would earn a 50% interest by incurring exploration expenditures of $2.975 million over six years. An additional 20% interest would be earned by Falconbridge completing a feasibility study and agreeing to finance 100% of pre-production costs.

Subsequent to year end, the agreement with Falconbridge was amended in April 2002 whereby Falconbridge will earn an additional 15%, rather than 20%, by completing prefeasibility and feasibility studies. The objective will be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent their 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production.

CURRIE BOWMAN

The Company has a 40% interest in 137 mining claim units in Currie and Bowman Townships, with Echo Bay Mines Ltd. ("Echo Bay") holding the right to earn the remaining 60% from Falconbridge Limited. In 1999, 24 claim units were acquired by Echo Bay under an option from Expatriate Resources Ltd. These claim units formed part of the property and the Company could earn up to a 26% interest therein. The Company has been advised by Echo Bay that the Expatriate option was terminated in April 2002.

INGENIKA

The Ingenika Property is 100% held and located 198 kilometres northwest of Mackenzie, in the Omineca Region of B.C. During the quarter, the most recent Mobile Metal Ions (MMI) soil survey results from the extension grid sampled in October 2001 were received and interpreted. The Company's research has not discovered any documented or field evidence of historic work on this portion of the ground. The recent soil sampling identified the strongest and largest anomaly on the property to-date. This highly anomalous base metal soil anomaly, located in the southwest corner of the grid, is 500 metres long with widths varying from 150 to 200 metres. It is still open to the northwest and southeast. Float consisting of manganese stained dolomite with extensive pyrite mineralization, similar to the host rock of the historic Ingenika Mine located 3 kilometres to the north, has been discovered within the highly anomalous area. In addition, several of the soil samples collected in this area have higher values in zinc, lead and cadmium than those from the area covering the historic Onward South shaft and trenches where high grade mineralization consists of carbonate-hosted coarse grained sphalerite and galena.

In summary, the MMI soil sampling programs completed in 2001 identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, will be the highest priority target when work resumes this field season.

MYOFF CREEK

The Company holds a 100% interest in 58 mineral claims, totalling 96 claim units, located 53 kilometres northwest of Revelstoke, B.C. in the Kamloops Mining Division. The claims, which were acquired throughout 2001, cover a prospective belt of carbonatite that hosts niobium, tantalum and associated rare earth elements: cerium, lanthanum and neodymium. As a result of the work conducted on the property during the 2001 field season, the Company staked an additional 17, one unit claims to cover the strike and down dip projection of the extrusive carbonatite horizon. Petrographic and metallurgical work is in progress to identify the mineralogy and to determine the recoverability of niobium, tantalum, phosphate and rare earth elements.

Brian Kynoch
Interim President and Director

Chet Idziszek
Director

May 1, 2002

Balance Sheets
(Unaudited)

		March 31, 2002		December 31, 2001
ASSETS				
Current Assets				
Cash and cash equivalents	$	227,447	$	324,768
Accounts receivable		11,082		10,208
Prepaids		13,601		12,488
		252,130		347,464
Capital Assets		43,632		46,104
Mineral Properties (note 3)		5,262,299		5,243,341
	$	5,558,061	$	5,636,909
LIABILITIES				
Current Liabilities				
Accounts payable	$	20,686	$	22,285
SHAREHOLDERS' EQUITY				
Share Capital (note 4)		12,342,005		12,342,005
Deficit		(6,804,630)		(6,727,381)
		5,537,375		5,614,624
	$	5,558,061	$	5,636,909

Statements of Operations
(Unaudited)

	Three months ended March 31 2002	2001
Revenues		
Interest and project management	$ 918	$ 13,287
Expenses		
Depreciation	2,472	3,267
General exploration	10,913	9,103
Insurance	3,131	3,497
Office	7,811	13,287
Professional fees	3,065	6,509
Shareholder communication	4,472	5,796
Trust and filing	3,463	3,113
Wages and fees	42,840	45,274
	78,167	89,846
Loss before undemoted:	77,249	76,559
Gain on sale of equipment	-	1,085
Net loss for the period	77,249	75,474
Loss per share	$ 0.01	$ 0.01

Statements of Deficit
(Unaudited)

	Three months ended March 31 2002	2001
Deficit, beginning of period	$ 6,727,381	$ 6,233,472
Net loss for the period	77,249	75,474
Deficit, end of period	$ 6,804,630	$ 6,308,946

Statements of Cash Flows
(Unaudited)

	Three months ended March 31 2002	2001
Cash Provided By (Used In):		
Operating Activities		
Operations:		
Net loss for the period	$ (77,249)	$ (75,474)
Items not involving cash:		
Gain on sale of equipment	-	(1,085)
Depreciation	2,472	3,267
	(74,777)	(73,292)
Change in non-cash operating working capital:		
Accounts receivable	(874)	2,990
Prepaids	(1,113)	1,124
Accounts payable	(1,599)	(27,452)
	(78,363)	(96,630)
Investing Activities		
Mineral property expenditures:		
Acquisition	(10,000)	(28,893)
Exploration	(8,958)	(23,164)
Proceeds from sale of equipment	-	4,050
	(18,958)	(48,007)
Decrease in cash and cash equivalents	(97,321)	(144,637)
Cash and cash equivalents, beginning of period	324,768	939,570
Cash and cash equivalents, end of period	$ 227,447	$ 794,933

CROSS LAKE MINERALS LTD.
Notes to the Financial Statements
March 31, 2002 and 2001

1. NATURE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity, directly and through joint ventures, is the acquisition, exploration and development of resource properties. The Company is currently in the exploration stage of developing its mineral properties.

The recoverability of amounts shown for mineral properties, including deferred exploration expenditures, is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.

2. ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These interim financial statements should be read in conjunction with the Company's annual audited financial statements dated December 31, 2001, both of which were prepared in accordance with Canadian Generally Accepted Accounting Principles. The results for the three months ended March 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements.

3. MINERAL PROPERTIES

	Period ended March 31, 2002		
	Balance Dec 31, 2001 $	Additions $	Balance Mar 31, 2002 $
Acquisition costs	$338,290	$10,000	$348,290
Exploration and development costs:			
Assays and recording	381,133	6,091	387,224
Drilling	1,719,844	-	1,719,844
Geological and geophysical	2,063,242	11,206	2,074,448
Field office	551,515	(8,339)	543,176
Travel and accommodation	189,317	-	189,317
	4,905,051	8,958	4,914,009
	$5,243,341	$18,958	$5,262,299

4. SHARE CAPITAL

a) Authorized: 100,000,000 common shares without par value.

b) Issued and outstanding at March 31, 2002: 35,227,665 common shares without par value.

c) Stock options outstanding at March 31, 2002: Options to purchase 3,901,000 common shares, exercisable at $0.11 to $2.51 per share (weighted average of $0.54 per share), expiring at various dates to February 1, 2012.

CORPORATE INFORMATION

DIRECTORS

John H. Davies, *Mississauga, Ontario*

Henry G. Ewanchuk, *Vancouver, BC*

Chet Idziszek, *Powell River, BC*

J. Brian Kynoch, *Vancouver, BC*

Keith E. Steeves, *Richmond, BC*

Malcolm J.A. Swallow, *Langley, BC*

James W.F. Tutton, *Whistler, BC*

OFFICERS

Henry G. Ewanchuk
Chairman & Director

J. Brian Kynoch
Interim President & Director

Michele A. Jones
Executive Vice President, Administration

James Mudie
Chief Financial Officer

Erik Andersen
Vice President, Land

James Miller-Tait
Vice President, Exploration

Kristina Jackson
Corporate Secretary

Registered Office
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Bank
Royal Bank of Canada
Main Branch, 1025 West Georgia St.
Vancouver, BC
V6E 3N9

Transfer Agent
Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

and

151 Front Street
Toronto, ON
M5J 2N1

Corporate Counsel
DuMoulin Black
10th Floor, 595 Howe Street
Vancouver, BC
V6C 2T5

Auditors
De Visser Gray
401 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Trading Symbol: **CRN-T**
SEC 12g No. 82-2636

Share Capitalization (March 31/02):

Authorized	100,000,000
Issued & Outstanding	35,227,665

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

02 MAY 20 AM 10: 48

12(g) No. 82-2636
Symbol CRN-T

May 15, 2002

For immediate release
#02-03

NEWS RELEASE

-CARIBOO GOLD PROPERTY ACQUIRED-

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals, the Company has been granted an option to earn a 100% interest in the Cariboo gold Property from Imperial Metals Corporation ("Imperial"). This acquisition is part of the Company's on-going efforts to diversify its portfolio of mineral properties.

The Property is located in the historic Cariboo Mining District, 62 kilometres southeast of Quesnel, BC. Access and infrastructure in the area are excellent due to the intense logging activity and the proximity of existing milling facilities in the area. Subject to all necessary approvals, the Company may earn its 100% interest in the Property from Imperial by incurring $100,000 in cumulative exploration expenditures over three years and granting Imperial a 1% net smelter return royalty. The Company and Imperial have a common director.

The claims were originally staked in 1981 to cover the drainage that was anomalous in precious metal elements that was identified during a Provincial stream sediment sampling program. The geology underlying the property consists of Triassic-aged siltstone, mafic basalt and tuffs that have undergone extensive alteration consisting of ankerite, silica and pyrite. The Property and surrounding area has been explored by various mining companies over the last twenty one years with programs including airborne and ground geophysical surveys (VLF-EM, Magnetometer, Induced Polarization (IP)), stream sediment, soil and rock sampling, geological mapping, prospecting and reconnaissance drilling consisting of ten diamond drill holes totalling 1,751 metres.

The main area of interest is in the vicinity of diamond drill hole 89-6, completed by Corona Gold Corporation in 1989, that intersected 5.26 grams/tonne gold over an 8.5 metre interval (0.15 oz/ton over 27.9 feet). This drill hole tested a coincident precious metal soil and IP anomaly. The Company intends to diamond drill in the areas of the coincident anomalies and the drill hole gold intersection and explore other anomalous areas on the Cariboo Property.

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For further information please contact:
Henry Ewanchuk, Chairman
Michele Jones, Executive Vice President, Administration

dw 5/20

Cross Lake Minerals Ltd.
240 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

May 2, 2002

For immediate release
#02-02

NEWS RELEASE

-PRIVATE PLACEMENT ARRANGED-
-SHERATON-TIMMINS AND NIGHT HAWK LAKE OPTION TERMS REVISED-

Cross Lake Minerals Ltd. ("the Company") is pleased to announce that, subject to all necessary approvals, the Company has arranged a private placement of up to 1,250,000 units at a price of $0.16 per unit for gross proceeds of up to $200,000. Each unit will consist of one non-flow-through common share and one flow-through common share.

The proceeds from this placement will be used to fund exploration work, which may include rock sampling, trenching, mapping and drilling, on the Company's Canadian properties, including the Ingenika/Swannell, Wasi Creek and Myoff Creek Properties in British Columbia, and on general and administrative expenses. Bolder Investment Partners Ltd. will receive a finder's fee in cash equivalent to 5% of the portion of the financing arranged.

The Company also wishes to advise that, subject to all necessary approvals and signing of a formal agreement, the business terms announced in its release of October 17, 2001 with respect to the option of the 100% held Sheraton-Timmins Property to Falconbridge Limited ("Falconbridge") have been revised.

Instead of earning up to a 70% interest, Falconbridge may now earn up to a 65% interest as follows. As previously announced, a 50% interest in the property may be earned by making cash payments of $500,000 and property exploration expenditures of $3.725 million over five years. However, Falconbridge may now earn an additional 15% interest, instead of 20%, by completing prefeasibility and feasibility studies. The objective would be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge elects to exercise the additional option and wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Company's share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Company which will have nine months to raise its share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Company, at the Company's option, to fund its share of costs second. That is, the Company will be required to fund its 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Company's share of revenues from production. Management believes that this second-in financing option will be a significant advantage to the Company when the time comes to seek its share of financing.

Also, the business terms announced in the Company's release of October 17, 2001 with respect to the option of the Night Hawk Lake (NHLJV) zinc-copper-silver Property have been revised, subject to all necessary approvals and signing of a formal agreement. The NHLJV Property is held by the Company, East West Resource Corporation and Canadian Golden Dragon Resources Ltd. (collectively, the "Partners"), on a 40-40-20 basis, respectively, with the Company as the operator.

Instead of earning up to a 70% interest, Falconbridge may now earn up to a 65% interest in the NHLJV Property as follows. As previously announced, a 50% interest in the NHLJV Property may be earned by making property exploration expenditures of $2.975 million over six years. However, Falconbridge may now earn an additional 15% interest, instead of 20%, by completing prefeasibility and feasibility studies. The objective would be to commence such work as soon as possible and to sustain it on a continuous basis until its completion. If Falconbridge elects to exercise the additional option and wishes to delay the start of or suspend the work on the prefeasibility or feasibility studies, Falconbridge will make $100,000 annual advanced royalty payments (ARP) until commencement or resumption of said work. The ARP are to be recouped from 90% of the Partners' share of revenues from production.

Upon a production decision being made, Falconbridge will make a $1.0 million cash payment (Production Decision Bonus) to the Partners who will have nine months to raise their share of preproduction costs. Rather than financing 100% of such costs as previously announced, Falconbridge will allow the Partners, at the Partners' option, to fund their share of costs second. That is, the Partners will be required to fund their 35% only after Falconbridge has spent its 65% share. In this event, Falconbridge will recoup any ARP and the Production Decision Bonus, plus interest, from 95% of the Partners' share of revenues from production. The Partners believe that this second-in financing option will be a significant advantage when the time comes to seek their share of financing.

The Company is in the process of planning the 2002 field season. With the recently arranged financing, the Company's first priority will be the Ingenika/Swannell Property, followed by the Wasi Creek and Myoff Creek Properties. Details of the programs will be released in due course.

-30-

For further information please contact:
Brian Kynoch, Interim President
Michele Jones, Executive Vice President, Administration

Cross Lake Minerals Ltd.
246 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Tel:(604)688-5448 Fax:(604)688-5443
Website: www.crosslakeminerals.com

12(g) No. 82-2636
Symbol CRN-T

January 9, 2002

For immediate release
#02-01

NEWS RELEASE

- SIGNIFICANT ZINC-LEAD ANOMALY DISCOVERED -
- INTERIM PRESIDENT APPOINTED -

Cross Lake Minerals Ltd. (the "Company") is pleased to provide the following update on its 100% held Ingenika Property, located 103 kilometres north-northwest of Germansen Landing, in the Omineca Region of B.C.

The most recent Mobile Metal Ions (MMI) soil survey results from the extension grid sampled in October 2001 have been received and interpreted. The Company's research has not found any documented or field evidence of historic work on this portion of the ground. The recent soil sampling identified the strongest and largest anomaly on the Property to-date. This highly anomalous base metal soil anomaly, located in the southwest corner of the grid, is 500 metres long with widths varying from 150 to 200 metres. It is still open to the northwest and southeast. Float consisting of manganese stained dolomite with extensive pyrite mineralization, similar to the host rock of the historic Ingenika Mine located 3 kilometres to the north, has been discovered within the highly anomalous area. In addition, several of the soil samples collected in this area have higher values in zinc, lead and cadmium than those from the area covering the historic Onward South shaft and trenches where high grade mineralization consists of carbonate-hosted coarse grained sphalerite and galena (refer to News Release #01-04 for rock assay results).

In summary, the MMI soil sampling programs completed in 2001 have identified three parallel base metal anomalies, approximately 300 metres apart and ranging from 400 to 500 metres in length with widths from 25 to 200 metres. These three anomalies all strike between 120 and 130 degrees which is in the same strike direction as the zinc-lead-silver mineralization of the Ingenika Mine. The largest and strongest anomaly, which is still open in both directions along strike, will be the highest priority target when work resumes.

All work was conducted under the supervision of the Company's Vice President, Exploration, Jim Miller-Tait, P.Geo. The MMI soil samples were analyzed using the proprietary method of XRAL Laboratories, a division of SGS Canada Inc., of Toronto, Ontario.

Based on results from work completed in the area, the Company has increased its land holdings in the Omineca Region of north central British Columbia. Its current 5,900 hectare land package hosts what management considers to be very attractive geological conditions for the discovery of a significant carbonate-hosted zinc-lead-silver deposit.

The Company also wishes to advise that, for personal reasons, Mr. Henry Ewanchuk has resigned as President and Chief Executive Officer of the Company but remains as a director and Chairman of the Board. Mr. Brian Kynoch, P.Eng., formerly the Company's Chief Operating Officer, has been appointed as Interim President. Mr. Kynoch has been a director of the Company since 1996 and is a director and Senior Vice President, Operations, of Imperials Metals Corporation.

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For further information please contact:
Brian Kynoch, Interim President
Kristina Jackson, Corporate Secretary